Exhibit (a)(1)(ix)

IMMEDIATE ATTENTION REQUIRED!

April 28, 2010

Re:	CNX Gas Corporation Stock in CONSOL Energy Inc. Investment Plan for Salaried Employees

Dear Plan Participant:

CONSOL Energy Inc. (“CONSOL”) has initiated an offer to purchase (the “Offer”) all outstanding shares of common stock of CNX Gas Corporation (the “CNX Gas Shares”) not already owned by CONSOL and its subsidiaries, for $38.25 per share in cash. Our records indicate that you hold CNX Gas Shares in your account under the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”). You should carefully review the enclosed documents, which describe the Offer, and decide whether you wish to tender some or all of the CNX Gas Shares in your Plan account. You also should read this entire letter to make sure you understand the procedures you should follow if you wish to tender your CNX Gas Shares and how the Offer otherwise will affect your Plan account, including that the cash proceeds paid to the Plan for your tendered shares upon consummation of the Offer will be invested in the CONSOL Energy Inc. Stable Value Fund under the Plan until redirected by you.

If you wish to tender some or all of the CNX Gas Shares in your Plan account, you must direct the Plan’s trustee (Bank of America, N.A.) (the “Trustee”) by the deadline for response, which is 3:00 p.m., Eastern Standard Time, on May 25, 2010. As described in the enclosed documents, CONSOL may decide to extend the Offer, in which case the deadline for response will be extended to 3:00 p.m., Eastern Standard Time, on the business day prior to the expiration of the Offer, as extended. You will not receive any special notification of the extension of the Offer, but CONSOL will issue a press release upon any extensions of the Offer. You also may contact the Trustee for information on whether the Offer has been extended. To do so, you must call 1-877-226-6765 and speak with a Participant Services Representative.

PROCEDURE FOR DIRECTING THE TRUSTEE

The Trustee will accept direction relating to this Offer from Plan participants only by telephone. To direct the Trustee to tender some or all of your CNX Gas Shares, you must call 1-877-226-6765 and speak with a Participant Services Representative no later than the deadline for response specified above. Representatives will be available from 8:00 a.m. to 7:00 p.m., Eastern Standard Time, on all days that the New York Stock Exchange is open, which is generally Monday through Friday, except for holidays. Your CNX Gas Shares will not be tendered into the Offer unless you instruct the Trustee to do so. If you do not want the Trustee to tender your CNX Gas Shares, you do not need to do anything. If you do not provide a properly completed direction to the Trustee by the deadline for response, CNX Gas Shares in your Plan account will not be tendered in response to the Offer.

You may withdraw or change your direction, as long as you do so by the deadline for response. To do so, you must call 1-877-226-6765 and speak with a Participant Services Representative. The last timely, properly completed direction that the Trustee receives from a participant by the deadline for response will control and be followed by the Trustee.

CNX Gas Shares added to your account after you have directed the Trustee to tender CNX Gas Shares will not be tendered in response to the Offer. If you have directed the Trustee to tender some or all of your CNX Gas Shares and then acquire additional CNX Gas Shares after your direction, you must contact the Trustee again by the deadline for response if you wish to direct the Trustee to tender some or all of those additional shares.

The Trustee will not provide the results of your individual direction to CONSOL or CNX Gas Corporation; the Trustee will provide only results for the Plan as a whole.

OTHER CONSEQUENCE OF TENDER ON YOUR PLAN ACCOUNT

If you instruct the Trustee in accordance with the procedures above to tender some or all of the CNX Gas Shares in your Plan account, exchanges out, loans, withdrawals and distributions involving the tendered CNX Gas Shares will be prohibited until all processing related to the Offer has been completed. CNX Gas Shares held in your Plan account, however, will be utilized to calculate amounts eligible for loans and withdrawals during this period.

CNX Gas Shares that you do not elect to tender will continue to be available for exchanges out, loans, withdrawals and distributions, subject to Plan rules.

IF THE TENDER OFFER IS COMPLETED

If the Offer is completed, all CNX Gas Shares properly tendered will be exchanged for $38.25 in cash. Following the completion of the Offer, CONSOL intends to, as soon as reasonably practicable, effect a merger under Delaware law between CNX Gas and CONSOL or a wholly-owned subsidiary of CONSOL (the “Merger”) and would not have to obtain further approval of the Board of Directors or stockholders of CNX Gas Corporation to do so. In connection with the Merger, all outstanding CNX Gas Shares not owned by CONSOL and its subsidiaries, would be converted into the right to receive $38.25 in cash, unless the holder of that stock exercises appraisal rights under Delaware law. After the Merger, CNX Gas will be a wholly-owned subsidiary of CONSOL.

Cash proceeds received by the Plan from the Offer and/or Merger will be allocated to participant Plan accounts and invested in the CONSOL Energy Inc. Stable Value Fund under the Plan. You may redirect those funds at any time to any of the investment funds available under the Plan by going on-line to www.benefits.ml.com or by calling the Retirement & Benefits Contact Center at 1-877-226-6765. If you are utilizing the PersonalManagerTM feature of the Advice Access service under the Plan or the portfolio rebalancing feature of the Plan, the proceeds of the tender offer directed to the CONSOL Energy Inc. Stable Value Fund will be rebalanced on your next scheduled rebalance date following the deposit into the CONSOL Energy Inc. Stable Value Fund. The cash proceeds received by the Plan and allocated to your Plan account in the Offer and/or Merger will not be subject to taxation at the time allocated, as they will not be distributed by the Plan to you, but will remain in your Plan account, subject to Plan rules on withdrawal and distribution.

In addition, following the completion of the Offer and Merger, no new contributions to the Plan may be invested in CNX Gas Corporation common stock. If your investment election directs that a portion of your contributions be invested in CNX Gas Corporation common stock, that portion of your contribution will be directed instead to the CONSOL Energy Inc. Stable Value Fund. You may change your investment direction at any time by going on-line to www.benefits.ml.com or by calling the Retirement & Benefits Contact Center at 1-877-226-6765.

IF THE TENDER OFFER IS NOT COMPLETED

If the Offer is not completed, stockholders will not receive any payment for their CNX Gas Shares in connection with the Offer. In this event, CNX Gas will remain a public company, its common stock will continue to be listed on the New York Stock Exchange, and the CNX Gas Corporation Stock Fund will remain in place under the Plan. Any CNX Gas Shares that you directed the Trustee to tender would be credited back to your Plan account under the CNX Gas Corporation Stock Fund.

In addition, if your investment election directs that a portion of your new contributions be invested in CNX Gas Corporation common stock, that investment election will continue to be implemented.

CNX GAS SHARES HELD OUTSIDE THE PLAN

If you hold CNX Gas Shares outside of your Plan account, you will receive, under separate cover, tender offer materials which can be used to tender such CNX Gas Shares. Those tender offer materials may not be used to direct the Trustee to tender or not tender the CNX Gas Shares in your Plan account. The direction to tender or not tender CNX Gas Shares in your Plan account may only be made in accordance with the procedures in this letter.

Sincerely,

Plan Administrator for the

CONSOL Energy Inc. Investment Plan for Salaried Employees